Exhibit 2.1

AGENCY AGREEMENT
185 Store GOB Sales

This Agency Agreement (this “Agreement”) is made as of this 26th day of January, 2016 (the “Effective Date”), by and between Great American Group WF, LLC, as the stalking horse bidder (the “Agent”), and Hancock Fabrics, Inc., a Delaware corporation (the “Merchant”).

RECITALS

WHEREAS, Merchant desires that Agent act as Merchant’s exclusive agent for the limited purpose of (a) selling all of the Merchandise located or to be located in Merchant’s retail stores as identified on Exhibit 1 attached hereto (each a “Store” and collectively the “Stores”) by conducting a “store closing,” “going out of business sales” or similar theme sales (the “Sale”) at the Stores; and (b) disposing of Merchant’s owned furniture, fixtures and equipment owned by Merchant and located at the Stores (collectively, the “FF&E”).

WHEREAS, Agent is willing to serve as Merchant’s exclusive agent to conduct the Sale and dispose of the FF&E in accordance with the terms and conditions of this Agreement;

WHEREAS, Merchant has filed chapter 11 proceedings in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and will seek to obtain Bankruptcy Court authorization to conduct the Sale consistent with the Sale Guidelines and this Agreement without further compliance with applicable federal, state or local laws governing, inter alia, the conduct of the store closing sales and going out of business sales, other than those designed to protect public health and safety and as otherwise required by the Bankruptcy Court;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Agent and Merchant hereby agree as follows:

SECTION 1.	Appointment of Agent and Bankruptcy Court Approval.

1.1.         Merchant shall file a motion (“Sale Motion”) no later than February 5, 2016 with the Bankruptcy Court for entry of an order approving this Agreement and the sale or other disposition of the Merchandise and FF&E consistent with the terms of this Agreement (the “Approval Order”). The Approval Order shall provide, among other things, that:

(a)     This Agreement is approved and each of the transactions contemplated hereby is approved;

(b)     Merchant and Agent shall be authorized to continue to take any and all actions as may be necessary or desirable to implement this Agreement and each of the transactions contemplated hereby;

(c)     Agent shall be entitled to sell all Merchandise hereunder free and clear of all liens, claims and encumbrances thereon (collectively, “Liens”), with any presently existing Liens encumbering all or any portion of the Merchandise or the Proceeds attaching only to the Guaranteed Amount, Expenses, the Recovery Amount and other amounts to be received by Merchant under this Agreement;

(d)     Agent shall have the right to use the Stores and all related store services, furniture, fixtures, equipment and other assets of Merchant as designated hereunder for the purpose of conducting the Sale, free of any interference from any entity or person;

(e)     Agent, as agent for Merchant, is authorized to conduct, advertise, post signs and otherwise promote the Sale, without further consent of any person (other than Merchant as provided for herein), in accordance with the terms and conditions of this Agreement and the Sale Guidelines (as the same may be modified and approved by the Bankruptcy Court), and without further compliance with applicable federal, state or local laws governing, inter alia, the conduct of store closing sales (the “GOB Laws”), other than those designed to protect public health and safety;

(f)     Agent shall be granted a limited license and right to use until the Sale Termination Date or Extended Sale Termination Date Merchant’s trade names, logos and customer lists relating to and used in connection with the operation of the Stores, solely for the purpose of advertising the Sale in accordance with the terms of this Agreement;

(g)     all newspapers and other advertising media in which the Sale is advertised shall be directed to accept the Approval Order as binding and to allow Merchant and Agent to consummate the transactions provided for in this Agreement, including, without limitation, the conducting and advertising of the Sale in the manner contemplated by this Agreement;

(h)     all utilities, landlords, creditors and all persons acting for or on their behalf shall not interfere with or otherwise impede the conduct of the Sale, institute any action in any court (other than in the Bankruptcy Court) or before any administrative body which in any way directly or indirectly interferes with or obstructs or impedes the conduct of the Sale;

(i)     the Agent shall be granted a first priority security interest in the Merchandise in accordance with Section 15 of this Agreement;

(j)     subject to Agent having satisfied its obligations under this Agreement to tender payment of the Guaranteed Amount, the Expenses and all other amounts due to Merchant hereunder, and to deliver the Letter of Credit, any amounts owed by Merchant to Agent under this Agreement shall be granted the status of superpriority claims in Merchant’s Bankruptcy Case pursuant to sections 105 (a) and 364(c) of Bankruptcy Code senior to all other superpriority claims, including, without limitation, to the superpriority claims of the DIP Agent; provided that until the Merchant receives payment in full of the Guaranteed Amount, Expenses, and all other amounts due to Merchant hereunder, any superpriority claim granted to Agent hereunder, shall be junior and subordinate in all respects to the security interests and superpriority claims of the DIP Agent and DIP Lenders under the Merchant’s DIP Credit Agreement and the Pre-Pretition Agent and Pre-Petition Lenders under the Merchant’s Pre-Petition Credit Agreement (as well as any “carve out” provided for in the Merchant’s debtor-in-possession financing agreements as set forth in the Debtors’ Motion for Orders Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364, and 507 (I) Approving Postpetition Financing, (II) Authorizing Use of Cash Collateral, (III) Granting Liens and Providing Superpriority Administrative Expense Status, (IV) Granting Adequate Protection, (V) Modifying Automatic Stay, (VI) Granting Related Relief, and (VII) Scheduling a Final Hearing (the “DIP Motion”) delivered to Agent on or prior to the date of this Agreement) but solely to the extent of the amount of the unpaid portion of the Guaranteed Amount, Expenses, and such other amounts due to Merchant hereunder;

(k)     no bulk sales law or any similar law of any state or other jurisdiction shall apply in any way to the transactions authorized herein;

(l)     the Bankruptcy Court shall retain jurisdiction over the parties to enforce this Agreement; and

(m)     Agent shall not be liable for any claims against Merchant other than as expressly provided for in this Agreement, and Agent shall have no successor liabilities whatsoever.

(n)     the Bankruptcy Court finds that time is of the essence in effectuating this Agreement and proceeding with the Sale at the Stores uninterrupted;

(o)     Merchant’s decisions to (A) enter into this Agreement and (B) perform under and make payments required by this Agreement are reasonable exercise of Merchant’s sound business judgment consistent with its fiduciary duties and are in the best interests of the Merchant, its estate, its creditors, and other parties in interest;

(p)     this Agreement was negotiated in good faith and at arms’ length between Merchant and Agent and that Agent is entitled to the protection of Section 363(m) of the Bankruptcy Code;

(q)     Agent’s performance under this Agreement will be, and payment of the Guaranteed Amount under this Agreement will be made, in good faith and for valid business purposes and uses, as a consequence of which Agent is entitled to the protection and benefits of Sections 363(m) and 364(e) of the Bankruptcy Code;

(r)     this Agreement is approved pursuant to Section 363 of the Bankruptcy Code;

(s)     in the event any of the provisions of the Approval Order are modified, amended or vacated by a subsequent order of the Bankruptcy Court or any other court, Agent shall be entitled to the protections provided in Sections 363(m) and 364(e) of the Bankruptcy Code, and no such appeal, modification, amendment or vacatur shall affect the validity and enforceability of the sale or the liens or priority authorized or created under this Agreement or the Approval Order.

(t)     (A) the terms of this Agreement shall be binding on any trustee appointed for the Merchant under any provision of the Bankruptcy Code, whether the Bankruptcy Case of the Merchant is proceeding under chapter 7 or chapter 11 of the Bankruptcy Code (the “Trustee”); (B) any such Trustee shall be authorized to operate the business of Merchant to the fullest extent necessary to permit compliance with the terms of this Agreement; and (C) Agent and any such Trustee shall be authorized to perform under this Agreement upon the appointment of a Trustee without the need for further order of the Bankruptcy Court; and

(u)     the application of any automatic stay of enforcement of the Approval Order is waived;

(v)     the Approval Order constitutes an authorization of the conduct of Merchant and Agent in connection herewith;

(w)     through and including completion of the Final Reconciliation, Agent shall be entitled to be heard on all issues in the Bankruptcy Case related to this Agreement or the transactions contemplated thereby;

(x)     nothing contained in this Agreement and none of Agent’s actions taken in respect of this Agreement or the transactions contemplated hereby shall be deemed to constitute an assumption by Agent of any of Merchant’s obligations relating to any of Merchant’s employees (except for Agent’s obligations to pay Expenses), nor shall Agent become liable under any collective bargaining or employment agreement or be deemed a joint or successor employer with respect to such employees;

(y)     in the event Merchant or DIP Agent notifies Agent of its intention to draw on the Letter of Credit, Agent shall be entitled to seek an emergency hearing by the Bankruptcy Court sufficient to determine whether such draw is permitted under the terms of this Agreement prior to the occurrence of such draw;

(z)     during the Sale Term applicable to any Store and for purposes of conducting the Sale at such Store, (A) Agent shall have the right to the unencumbered use and occupancy of, and peaceful and quiet possession of, such Store and the assets currently located at such Store, in each case subject to the extent of Merchant’s rights and entitlement to use the same, and the services provided at such Store to the extent Merchant is entitled to such services and (B) Merchant shall not assign, reject or otherwise terminate any lease relating to any such Store where such assignment, rejection, or termination would have an effective date on or prior to the applicable Sale Termination Date or Vacate Date for such Store;

(aa)     to the extent Agent is owed any amounts in respect of overfunding of the Guaranteed Amount, Merchant is unable to or otherwise for any reason fails to reimburse such amount and the DIP Agent or any other lender under the Credit Facilities has received such amount, the DIP Agent, shall within five (5) business days after written request by Agent disgorge and remit to Agent the portion, if any, of such amount that is undisputed or that has been determined to be owing to Agent by the Bankruptcy Court;

(bb)     subject to entry of the Approval Order, Agent shall be authorized to advertise the Sale as a “going out of business,” “store closing”, “sale on everything”, “everything must go”, or similar-themed sale, and the Approval Order shall provide that Agent shall be required to comply with applicable federal, state and local laws, regulations and ordinances, including, without limitation, all laws and regulations relating to advertising, permitting, privacy, consumer protection, occupational health and safety and the environment, together with all applicable statutes, rules, regulations and orders of, and applicable restrictions imposed by, governmental authorities (collectively, the “Applicable General Laws”), other than all applicable laws, rules and regulations in respect of “going out of business,” “store closing” “sale on everything”, “everything must go” or similar-themed sales, including laws restricting safe, professional and non-deceptive, customary advertising such as signs, banners, posting of signage, and use of sign-walkers solely in connection with the Sale and including ordinances establishing license or permit requirements, waiting periods, time limits or bulk sale restrictions that would otherwise apply to the Sale, but excluding those designed to protect public health and safety (collectively, the “Liquidation Sale Laws”), provided that such Sale is conducted in accordance with the terms of this Agreement, the Sale Guidelines and the Approval Order

1.2.        Effective upon the entry of the Approval Order, Merchant hereby appoints Agent, and Agent hereby agrees to serve, as Merchant’s exclusive agent for the limited purpose of conducting the Sale at the Stores and disposing of the FF&E in the Stores in accordance with the terms and conditions of this Agreement.

SECTION 2.	Guaranteed Amount and Other Payments

2.1.	Payments to Merchant and Agent.

(a)     As a guaranty of Agent’s performance hereunder, and irrespective of the actual Proceeds of the Sale, Agent guarantees to Merchant that Merchant shall receive from Agent one hundred twenty one and four tenths percent (121.4%) (the “Guaranty Percentage”) of the aggregate Cost Value of the Merchandise (the “Guaranteed Amount”) plus an amount sufficient to pay all Expenses. The Guaranteed Amount shall be paid by Agent pursuant to Section 2.3.

(b)     To the extent that Proceeds from the Sale of Merchandise exceed the sum of (x) the Guaranteed Amount, plus (y) the Expenses of the Sale, the Agent shall be entitled to retain an amount equal to ten percent (10%) of the aggregate Cost Value of Merchandise (the “Agent’s Fee”) (the sum of the Guaranteed Amount, the Expenses of the Sale, and the Agent’s Fee, being defined as the “Sharing Threshold”). All remaining Proceeds of the Sale above the Sharing Threshold shall be shared 50% to Merchant and 50% to Agent. All amounts, if any, to be received by Merchant from Agent in excess of the Guaranteed Amount shall be referred to as the “Recovery Amount”. Agent shall pay to Merchant the Guaranteed Amount, unreimbursed Expenses due to Merchant, and the Recovery Amount, if any, in the manner and at the times specified in Section 2.3. The Guaranteed Amount and the Recovery Amount will be calculated based upon the aggregate Cost Value of the Merchandise as determined by Gross Rings method as defined below. To the extent that Merchant is entitled to receive any Recovery Amount from Proceeds, Agent shall pay such Recovery Amount the first business day following the completion of the Final Reconciliation under Section 7.6.

(c)     At each Store, for the period from the Sale Commencement Date until the Sale Termination Date for such Store, Agent and Merchant shall jointly keep (i) a strict count of gross register receipts less applicable Sales Taxes but excluding any prevailing Sale discounts offered by Agent (“Gross Rings”), and (ii) cash reports of sales within such Store to determine the actual Cost Value of the Merchandise sold by SKU/UPC number. Registered receipts shall show for each item sold the Retail Price for such item and the mark-down or discount, if any, specifically granted by Agent in connection with such Sale. Agent shall pay that portion of the Guaranteed Amount calculated on the Gross Rings basis, to account for shrinkage, on the basis of 101.5% of the aggregate Cost Value of Merchandise (without taking into account any prevailing Sale discounts offered by Agent) sold during the Gross Rings period. All such records and reports shall be made available to Agent and Company during regular business hours upon reasonable notice. Any Merchandise included in the Sale using the Gross Rings method shall be included as Merchandise. “Cost Value” shall mean, with respect to each item of Merchandise, the lowest average weighted cost determined by applicable merchant accounting unit for such item of Merchandise, and contained in the project Shiloh data room and posted on or around January 11, 2016, “STORESKU.TXT” as subsequently updated, including without limitation, on or about March 21 and March 22, 2016 (collectively, the “Merchandise File”). Notwithstanding the foregoing, in the event Retail Price is less than Cost Value for any Merchandise, Retail Price (not Cost Value) shall be used for the purpose of determining the Cost Value attributable to such item of Merchandise.

2.2.         Payments to Agent. Agent shall receive as its compensation for services rendered to Merchant, all remaining Proceeds of the Sale after payment of the Guaranteed Amount, the Agent’s Fee, the Recovery Amount, if any, and all Expenses. All unsold Merchandise remaining, if any, in the Stores at the Sale Termination Date or Extended Sale Termination Date (“Remaining Merchandise”) shall become the property of Agent, free and clear of all liens, claims and encumbrances, subject to Merchant’s right to the payment of any and all amounts owing to it hereunder; provided, however, that Agent shall use its reasonable best efforts to sell all of the Merchandise during the Sale; provided, further, any proceeds received by Agent from the subsequent disposition of such Remaining Merchandise shall constitute Proceeds hereunder.

2.3.         Time of Payments and Control of Proceeds

(a)     On the second business day following entry of the Approval Order, Agent shall pay Merchant ninety (90%) of the Guaranteed Amount (the “Initial Guaranty Payment”), based on the Merchants estimated Cost Value as shown on their books and records by wire transfer to the account of the DIP Agent designated by Merchant prior to the Payment Date.

(b)     Agent shall pay the Recovery Amount, if any, as part of the Final Reconciliation under Section 7.6.

(c)     All amounts required to be paid by Agent or Merchant under any provision of this Agreement shall be made by wire transfer of immediately available funds which shall be wired by Agent or Merchant, as applicable, no later as 2:00 p.m. (EST) on the date that such payment is due; provided, however, that all of the information necessary to complete the wire transfer has been received by Agent or Merchant, as applicable, by 10:00 a.m. (EST) on the date that such payment is due. In the event that the date on which any such payment is due is not a business day, then such payment shall be made by wire transfer on the next business day.

(d)     In order to secure Agent’s obligations under this Agreement, in respect of (x) the payment of any unpaid portion of the Guaranteed Amount and (y) Expenses of the Sale, on the Payment Date, Agent shall furnish Merchant an irrevocable standby Letter(s) of Credit naming Merchant and the DIP Agent as co-beneficiaries (the “Beneficiary”) in the aggregate original face amount equal to the sum of (i) any unpaid portion of the Guaranteed Amount, plus (ii) two weeks’ estimated Expenses (collectively, the “Letter of Credit”) which shall be substantially in the form of Exhibit 2.3(d) attached hereto. The Letter of Credit shall have an expiration date of no earlier than thirty (30) days after the Sale Termination Date or Extended Sale Termination Date. Unless the parties shall have mutually agreed, in consultation with the DIP Agent, that they have completed the Final Reconciliation, then, at least seven (7) days prior to the initial or any subsequent expiration date of the Letter of Credit, Agent shall secure and each Beneficiary shall receive an amendment to the Letter of Credit solely extending (or further extending, as the case may be) the expiration date by at least thirty (30) days. If each Beneficiary fails to receive such amendment to the Letter of Credit no later than five (5) days before the expiration date, then all amounts hereunder shall become immediately due and payable and Merchant and the DIP Agent shall be permitted to draw under the Letter of Credit in payment of amounts owed, and the Beneficiary shall hold the balance of the amount drawn under the Letter of Credit as security for amounts that may become due and payable to Merchant. At Agent’s request, the Beneficiary shall take all actions reasonably required to reduce the amount available to be drawn under the Letter of Credit by amounts credited against the Guaranteed Amount; provided, however, that the Letter of Credit shall not be reduced below two weeks of estimated Expenses of the Sale. In the event that Agent, after receipt of five (5) days’ notice (which notice shall not be required if Agent or any member of Agent shall be a debtor under title 11, United States Code), fails to pay the Guaranteed Amount, or portion thereof, or any Expenses of the Sale when due, Merchant or the DIP Agent may draw on the Letter of Credit in an amount equal to the unpaid, past due amount of the Guaranteed Amount or Expenses that is not the subject of a reasonable dispute.

SECTION 3.	Expenses of the Sale.

3.1.        Expenses. Subject to the entry of the Approval Order, Agent shall be unconditionally responsible for all Expenses incurred in conducting the Sale during the Sale Term, which expenses may be funded and paid from the Proceeds of the Sale, to the extent available and in accordance with Section 3.2. As used herein, “Expenses” shall mean all of the actual Store operating expenses and other costs and expenses of the Sale which arise during the Sale Term at the Stores, including without limitation, the following (unless otherwise specified herein):

(a)     occupancy expenses, on a per diem basis including and limited to an estimate of additional rents (such as common area maintenance, and other direct expenses related to rent, resulting in amounts due to the landlord in excess of the annual base rent), water, heating, electricity, telephone, internet, water, security, insurance, general repairs and maintenance, and other utility charges (collectively, “Occupancy Expenses”) in amounts up to and as categorized and reflected on Exhibit 3.1 (a) attached hereto plus any percentage rent incurred during the Sale Term in the aggregate amount not to exceed $100,000;

(b)     payroll, inclusive of (i) any commissions earned by the Retained Employees consistent with Merchant’s policies, or as otherwise agreed by Agent, (ii) any overtime premium payments associated with overtime hours worked for all Store-level Retained Employees used in conducting the Sale for the actual days worked (or in the case of hourly employees, the hours worked) in connection with the Sale, and (iii) wages and expenses payable to any temporary labor or other employees hired in connection with the Sale;

(c)     any amounts payable or accrued by Merchant for benefits for Retained Employees (including, but not limited to, FICA, unemployment taxes, workers’ compensation and health care insurance benefits, pension, 401-K benefits, vacation pay, sick days or sick leave, maternity leave or other leaves of absence, but excluding Excluded Benefits) used in the Sale, in an amount up to 23.0% of the payroll for each individual Retained Employee employed in the Stores (the “Benefits Cap”);

(d)     costs of Agent’s on-site supervision, including, without limitation, supervisor expenses (including travel expenses), base compensation, and customary bonuses;

(e)     costs incurred from and after the Effective Date for in-Store signs and banners which are produced for the Sale;

(f)     costs of promotions from and after the Effective Date, including, without limitation, advertising, and direct mail, use of signwalkers, and any other advertising medium produced for or utilized by Agent to promote the Sale;

(g)     costs and expenses of obtaining additional supplies as may be required by Agent to conduct the Sale;

(h)     bank card fees, bank card error fees and credit card fees, discounts and chargebacks in respect of disputed sales (however there shall be cooperation between Merchant and Agent to resolve chargebacks in respect of any authorized sale on a credit card where Agent or Merchant produces a receipt evidencing that the sale subject to such chargeback was a final sale);

(i)     bank service charges (for Store accounts), check guarantee fees, bad check expenses, missing deposits, cash overages and /or shortages, data capture servicing for banking information;

(j)     costs of processing, moving, transferring or consolidating Merchandise between and among the distribution center and the other Stores, including delivery and freight costs;

(k)     costs of trash and snow removal and ordinary course third party cleanings, to the extent not included as an Occupancy Expense;

(l)     costs of Store janitorial (including trash service), security and building alarm services, to the extent not included as an Occupancy Expense;

(m)     Store cash theft and other store cash shortfalls in the registers;

(n)     security personnel at the Stores;

(o)     armored car fees;

(p)     Central Services Expenses in amount equal to $20,000 per week of the Sale Term (which amount shall be prorated for partial weeks);

(q)     postage, courier and overnight mail charges to and from or among the Stores and central office to the extent relating to the Sale;

(r)     Retention Bonuses for Retained Employees as provided for in Section 9.4;

(s)     rental and maintenance expenses related to point-of-sale equipment;

(t)     Third-Party payroll processing fees;

(u)     costs and fees associated with the Designated Deposit Accounts;

(v)     Agent’s actual out of pocket costs and expenses, including but not limited to, corporate travel, legal fees and expenses, incurred in connection with the review of data, preparation, negotiation and execution of this Agreement, the Approval Order and any ancillary documents, and/or in connection with Agent's conduct of the sale and enforcement of its rights under this Agreement and/or the Approval Order;

(w)     Agent’s actual cost of capital (including Letter of Credit fees and other financing fees, charges and expenses) and insurance;

(x)     costs and expenses of operating the distribution center (“DC Expenses”), including, but not limited to, use and occupancy expenses, distribution center employee payroll and other obligations, and/or processing, transferring, consolidating, shipping, and/or delivering Merchandise and Augmented Goods within or from the distribution center, in aggregate amount not to exceed the lesser of (i) $250,000 per week (which amount shall be prorated for partial weeks), or (ii) $750,000 during the Sale Term;

(y)     all fees and charges required to comply with applicable general laws in connection with the Sale; and

(z)     any other amount approved in writing by Agent directly incurred by Merchant in connection with the Sale.

There will be no double payment of Expenses to the extent that Expenses appear or are contained in more than one Expense category. Notwithstanding anything herein to the contrary, to the extent that any Expense listed in Section 3.1 is also included on Exhibit 3.1(a), then Exhibit 3.1(a) shall control, and such Expenses shall not be double counted.

“Expenses” shall not include: (i) any Central Services Expenses, except as provided for in Section 3.1(p); (ii) Excluded Benefits; and (iii) any rent or other occupancy expenses in excess of the Occupancy Expenses scheduled in accordance with Section 3.1(a);

As used herein, the following terms have the following respective meanings:

“Central Services Expenses” means costs and expenses for Merchant’s central administrative services necessary for the Sale, including, but not limited to, MIS services, payroll processing and cash reconciliation services, inventory processing and handling, and data processing and reporting to the extent such services are normally provided by Merchant.

“Excluded Benefits” means (i) vacation days or vacation pay, sick days or sick leave, maternity leave or other leaves of absence, termination or severance pay (including any obligation under the WARN Act) that accrued prior to the Sale Commencement Date or any amounts above the Benefits Cap.

“Third Party” means, with reference to any Expenses to be paid to a “third party”; a party that is not affiliated with or related to Merchant.

3.2.          Payment of Expenses. Agent shall be responsible for the payment of all Expenses whether or not there are sufficient Proceeds collected to pay such Expenses after the payment of the Guaranteed Amount. All Expenses incurred during each week of the Sale (i.e. Sunday through Saturday) shall be paid by Agent to or on behalf of Merchant, or paid by Merchant and thereafter reimbursed by Agent as provided for herein, immediately following the Weekly Sale Reconciliation by, Merchant and Agent pursuant to Section 7.6. Agent and/or Merchant may review or audit the Expenses at any time.

SECTION 4.	Merchandise

4.1.	Merchandise Subject to this Agreement.

(a)     For purposes of this Agreement, “Merchandise” shall mean all finished goods and inventory that are owned by Merchant at the Stores on the Sale Commencement Date, including, but not limited to, (A) Defective Merchandise for which Agent and Merchant have mutually agreed upon a Cost Value, (B) Warehouse Merchandise, (C) Clearance Merchandise, and (D) goods ordered by Merchant in the ordinary course consistent with the quality and mix of the Merchandise in the Stores as of the Sale Commencement Date that are received on or prior to the date that is twenty one (21) days after the Sale Commencement Date (“On-Order Merchandise”); provided, however, items of Warehouse Merchandise and On-Order Merchandise received at the Stores (i) after twenty one (21) days after the Sale Commencement Date and before thirty five (35) days after the Sale Commencement Date shall be included in Merchandise at the applicable Cost Value for each such item multiplied by the inverse of the prevailing discount on similar items of Merchandise as of the date of receipt in the Stores (the “Prevailing Discount Adjustment”) and (ii) after thirty five (35) days after the Sale Commencement Date shall deemed Merchant Consignment Goods and shall be sold pursuant to Section 4.3 below. Notwithstanding the foregoing, “Merchandise” shall not include: (1) goods which belong to sublessees, licensees or concessionaires of Merchant, unless Merchant, Agent and the respective sublessees, licensees or concessionaires otherwise agree; (2) goods held by Merchant on memo, on consignment, or as bailee (including but not limited to patterns) (it being agreed that the goods described in the filed labeled “Consignment Estimated Store Ownership 1.11.2016” in the project Shiloh data room are goods held on consignment solely for the purposes of this Agreement); (3) customer owned goods that have been placed in Merchant’s care for purposes of repair or storage; (4) goods that Merchant and Agent agree are so damaged that they are not fit for the purpose for which they were intended; (5) Defective Merchandise for which Agent and Merchant could not agree on a Cost Value; (6) goods reserved for customers against which Merchant has taken a deposit prior to the Sale Commencement Date; (7) Augmented Goods; (8) merchandise that, as of the Sale Commencement Date, falls within skus listed on the last page of Exhibit 4.1(a) (for the avoidance of doubt, all remnants created after the Sale Commencement Date and all Department 51 merchandise shall be deemed Merchandise), and (9) goods designated by Merchant prior to the Sale Commencement Date as “RTV” or return to vendor.

(b)     As used herein, the following terms shall have the respective meanings set forth below:

“Clearance Merchandise” means all Merchandise that is designated as “Clearance” or “hard marked” on Merchant’s SKU pricing files, which has been offered for sale to the public by Merchant within the thirty days prior to the Sale Commencement Date at a discount of 60% or greater off the ticketed price for such Merchandise.

“Defective Merchandise” means any item of Merchandise identified and agreed upon by Merchant and Agent prior to the Sale Commencement Date as materially defective or otherwise not saleable in the ordinary course because it is worn, scratched, broken, faded, torn, mismatched (including broken furniture sets), tailored or affected by other similar defenses rendering it not of reasonable quality. Sample Merchandise and Merchandise on display shall not per se be deemed to be Defective Merchandise provided it is saleable in the ordinary course.

“Repair, and Special Order Merchandise” means all items of Merchandise held at the Stores for repair, or customer-specific special orders for goods, in each case pursuant to binding agreements, invoices or other legal documentation, where (A) the documentation is clear as to the name, address, telephone number, date of last payment and balance due from the customer, and (b) the goods subject to repair or special order are properly identified, segregated, and in a condition as described in the documentation.

“Warehouse Merchandise” means all finished first quality saleable goods in the ordinary course of business (excluding On-Order Merchandise) that is owned by Merchant and located at Merchant’s distribution center and set forth in the Merchandise File.

4.2.          Valuation.

(a)     For purposes of this Agreement, for each item of Merchandise, “Retail Price” means the lower of (i) the lowest ticketed or marked price, or (ii) the ticketed retail price on Merchant’s master SKU pricing file as contained in the project Shiloh data room and set forth in the Merchandise File, except for items of Defective Merchandise in which case Retail Price shall mean such value as Merchant and Agent mutually agree. However, Excluded Pricing Adjustments shall not be taken into account in determining the Retail Price. The Retail Price of any item of Merchandise shall be determined as provided for by this Agreement. For the purposes of this Agreement, if an item of Merchandise has more than one ticketed or file price, or if multiple items located in any Store of the same SKU are marked at different prices, the lowest ticketed or file price on any such item shall prevail for such item, or for such multiple items with the same SKU located in such Store (but not all Stores), as the case may be, unless it is reasonably determined by Merchant and Agent that the lowest ticketed or file price was mis-marked, in which case the higher ticket price shall control.

(b)     For purposes of this Agreement, “Excluded Pricing Adjustments” shall mean the following discounts or price adjustment offered by Merchant during the applicable period not reflected in Merchant’s master SKU pricing file: (i) point-of-sale discounts off the ticket; (ii) employee discounts; (iii) member or customer appreciation points or coupons; (iv) multi-unit purchase discounts; (v) adjustments for damaged or defective or “as-is” items; (vi) coupons, catalog, colored sticker discounts, website, or circular prices, buy one get one type discounts; and (vi) customer savings pass discounts or bounce back coupons, or discounts for further purchases based on dollar value of past purchases, or similar customer specific, temporary, or employee non-product specific discounts or pricing accommodations.

4.3.         Excluded Goods. Merchant shall retain all rights and responsibility for any goods not included as “Merchandise” hereunder. At Merchant’s election, Agent shall accept Merchant owned goods not included as “Merchandise” hereunder for sale as “Merchant Consignment Goods” at prices established by Agent. Agent shall retain twenty percent (20%) of the sale price for all sales of Merchant Consignment Goods, and Merchant shall receive eighty percent (80%) of the receipts in respect of such sales. Merchant shall receive its share of the receipts of sales of Merchant Consignment Goods on a weekly basis, immediately following the Weekly Sale Reconciliation by Merchant and Agent pursuant to Section 7.6. If Merchant does not elect to have Agent sell merchandise not included as Merchandise, then all such items will be removed by Merchant from the Stores at its expense as soon as practicable after the Sale Commencement Date. Except as expressly provided in this Section 4.3, Agent shall have no cost, expense or responsibility in connection with any goods not included in Merchandise.

SECTION 5.	Sale Term.

5.1.          Term. The Sale shall commence on the first day following entry of the Approval Order (the “Sale Commencement Date”). Subject to the prior expiration of the term of any Store lease (except as may otherwise be provided in the Approval Order), Agent shall complete the Sale at each of the Stores, and shall vacate each of the Store’s premises in favor of Merchant or its representative or assignee on or before July 31, 2016 (the “Sale Termination Date”). The period from the Sale Commencement Date to the Sale Termination Date shall be referred to herein as the “Sale Term”. Subject to applicable law or regulation (except as may otherwise be provided in the Approval Order), the Sale Termination Date may be (a) extended by mutual written agreement of Agent and Merchant (the “Extended Sale Termination Date”); or (b) accelerated by Agent, in which case Agent shall provide Merchant with not less than seven (7) days advance written notice of any such planned accelerated Sale Termination Date.

5.2.         Vacating the Stores. Subject to the terms of Section 5.1, Agent shall provide Merchant with not less than seven (7) days’ advance written notice of its intention to vacate any Store (as to each Store, the “Vacate Date”). On the Vacate Date, Agent shall vacate in favor of Merchant or its representatives or assignee, remove all Remaining Merchandise, and leave the Stores in “broom clean” condition (ordinary wear and tear excepted). Agent’s obligations to pay all Expenses, including Occupancy Expenses, for each Store subject to Sale Termination shall continue until the later of (a) the applicable vacate date for such Store, or (b) the 15th day of the calendar month in which the vacate date for such Store occurs, and Occupancy Expenses shall include any holdover rent caused to be incurred by Agent’s failure to provide the amount notice required by this Section 5.2. On or before the applicable Vacate Date, Agent shall remove any and all banners and/or signage used by it during the Sale Term. Agent agrees that it shall be obligated to repair or reimburse Merchant for the cost incurred by Merchant as a result of any damage caused by Agent (or any representative, agent or licensee thereof) to any Store or the FF&E during the Sale Term, including without limitation, damage caused by installation or removal of banners and/or signage and/or removal of FF&E, ordinary wear and tear excepted, and Agent shall make good faith efforts to minimize the extent of any damage. Agent shall indemnify and hold Merchant and its officers, directors, employees, agents and representatives harmless from and against all claims, demands, penalties, losses, liability or damage, including, without limitation, reasonable attorneys’ fees and expenses, asserted directly or indirectly against Merchant resulting from, or related to (including acts or omissions of persons or entities affiliated with or acting on behalf of Agent) any such damage or Agent’s breach or failure to leave a Store in “broom clean” condition. All assets of Merchant used by Agent in the conduct of the Sale (e.g. FF&E, supplies, etc.) shall, at Merchant’s election, either be returned by Agent to Merchant or left at Stores’ premises at the end of the Sale Term. Where reference is made in this Section 5 to vacating the Stores, such shall mean vacating the Stores in favor of Merchant, its representatives or assignee and shall not mean vacating possession or disclaimer of lease in favor of the landlord or owner of the Store premises.

SECTION 6.	Sale Proceeds.

6.1.          Proceeds. For purposes of this Agreement, “Proceeds” shall mean the aggregate of (a) the total amount (in dollars) of all sales of Merchandise made under this Agreement to retail consumers, exclusive of Sales Taxes, and specifically excluding (a) proceeds from Merchant’s sale of merchandise prior to the Sale Commencement Date, such as special order goods; (b) collections at the Store level of accounts receivable arising prior to the Sale Commencement Date, if any; (c) miscellaneous income from sales of other goods or services, and (d) all proceeds of Merchant’s insurance for loss or damage to Merchandise or loss of cash arising from events occurring during the Sale Term; provided, however, to the extent that such insurance proceeds exceeds the sum of (x) the portion of the Guaranteed Amount attributable to such lost or damaged Merchandise, plus (y) Expenses incurred to date and directly attributable to the sale of such lost or damaged Merchandise and the Agent Fee (the “Insurance Proceeds Threshold”), then the excess insurance proceeds above the Insurance Proceeds Threshold shall be shared fifty percent (50%) to Merchant and fifty percent (50%) to Agent. Proceeds shall also include any and all proceeds received by Agent from the disposition, in a commercially reasonable manner, of Remaining Merchandise at the end of the Sale whether through salvage, bulk sale or otherwise.

6.2.          Deposit of Proceeds.

(a)     Within fourteen days after the Sale Commencement Date, Agent may, to the extent reasonably practicable, establish its own accounts, dedicated solely for the deposit of the Proceeds and the disbursement of amounts payable to Agent hereunder (the “Agency Accounts”), and Merchant shall promptly upon Agent’s request execute and deliver all necessary documents to open and maintain the Agency Accounts; provided, however, Agent may elect to continue to use Merchant’s Designated Deposit Accounts as the Agency Accounts. The Agency Accounts shall be dedicated solely to the deposit of Proceeds and the disbursement of amounts payable hereunder, and Agent shall exercise sole signatory authority and control with respect to the Agency Accounts. Upon request, Agent shall deliver to Merchant copies of all bank statements and other information relating to such accounts. Merchant shall not be responsible for, and Agent shall pay as an Expense hereunder, all bank fees and charges, including wire transfer charges, related to the Agency Accounts during the Sale Term, whether received during or after the Sale Term. Upon Agent’s designation of the Agency Accounts, all Proceeds of the Sale (including credit card proceeds) shall be deposited into the Agency Accounts.

(b)     During the period between the Sale Commencement Date and the date Agent establishes the Agency Accounts, all Proceeds of the Sale (including credit card proceeds processed by Merchant’s systems) shall be collected by Agent and deposited on a daily basis into depository accounts designated by Merchant, which accounts shall be designated solely for the deposit of Proceeds of the Sale (including credit card proceeds), and the disbursement of amounts payable by Agent hereunder (the “Designated Deposit Accounts”). Following the payment of the Initial Guaranty Payment and the posting of the Letter of Credit and on each business day thereafter (or as soon thereafter as is practicable, but in no event less than weekly), Merchant shall promptly pay to Agent by wire funds transfer all collected funds constituting Proceeds deposited into the Designated Deposit Accounts (but not any other funds, including, without limitation, any proceeds of Merchant’s inventory sold prior to the Sale Commencement Date).

6.3.         Credit Card Proceeds. Agent shall have the right to establish its own merchant identification numbers under Agent’s name to enable Agent to process all credit card sales for Agent’s account after the Sale Commencement Date. Until such time as Agent elects to establish its own identification numbers, during the Sale Term, Agent may use Merchant’s credit card facilities (including Merchant’s credit card terminals and processor(s), and credit card processor coding) for credit card sales; provided, however, until such time as Agent establishes its own identification numbers, Agent shall also have the right to use Merchant’s identification number(s) and existing bank accounts, to process credit card sales. Merchant shall process credit card transactions, applying customary practices and procedures, and shall track Proceeds in a customary manner. Merchant shall cooperate with Agent to down-load data from all credit card terminals each day during the Sale Term and to effect settlement with Merchant’s credit card transactions under Merchant’s merchant identification number(s). All proceeds of credit card sales shall be deposited into the Designated Deposit Accounts. Merchant shall not be responsible for and Agent shall pay as an Expense hereunder, all credit card fees charges, and chargebacks related to the Sale, whether received during or after the Sale Term.

6.4.          Petty Cash. In addition to the Guaranteed Amount, Agent shall reimburse Merchant within two business days of the Sale Commencement Date for all cash in the Stores on a dollar-for-dollar basis. All amounts are to be counted and verified by Merchant and Agent during store visits during the initial two business day period.

SECTION 7.	Conduct of the Sale. From and after the Sale Commencement Date:

7.1.          Rights of Agent. Subject to the provisions of Section 1 (except as may otherwise be provided for in the Approval Order), Agent shall be permitted to conduct the Sale as a “store closing,” “going out of business sale” or similar theme sale in the Stores throughout the Sale Term in a manner consistent with the Sale guidelines annexed hereto as Exhibit 7.1 (the “Sale Guidelines”). In addition to any other rights granted to Agent hereunder in conducting the Sale, but subject to any applicable leases for the Stores, except as modified by the Approval Order, Agent, in the exercise of its reasonable discretion, shall have the right:

(a)     to establish Sale prices and Stores hours which are consistent with the terms of applicable leases, mortgages or other occupancy agreements, and local laws or regulations, including, without limitation, Sunday closing laws;

(b)     except as otherwise expressly included as an Expense, to use without charge during the Sale Term all FF&E, bank accounts (provided that Merchant and Agent shall jointly account for all funds pertaining to sales made prior to the Sale Commencement Date), Store-level customer lists and mailing lists in compliance with Merchant’s privacy policies, computer hardware and software, existing supplies located at the Stores or Merchant’s warehouses or other facilities, intangible assets (including Merchant’s name, logo and tax identification numbers), Stores keys, case keys, security codes, and safe and lock combinations required to gain access to and operate the Stores, and any other assets of Merchant located at the Stores (whether owned, leased, or licensed) consistent with applicable terms of leases or licenses (except as modified by the Approval Order);

(c)     subject to Agent’s obligation to pay for Central Service Expenses to the extent provided herein, and so long as such access does not unreasonably disrupt the business operations of Merchant, to use (i) Merchant’s central office facilities, central administrative services and personnel to process payroll, perform MIS and provide other central office services necessary for the Sale to the extent that such services are normally provided by Merchant in house, at no additional cost to Agent; provided, however, that in the event that Agent expressly requests Merchant to provide services other than those normally provided to the Stores and relating to the sale of merchandise by Merchant, Agent shall be responsible for the actual incremental cost of such services as an Expense, and (ii) reasonable accommodations at Merchant’s central office facility;

(d)     to establish and implement advertising, signage, and promotion programs consistent with the “store closing,” “going out of business” or similar theme (including, without limitation, by means of media advertising, A-frame, and similar interior and exterior signs and banners) in a manner consistent with the Sale Guidelines;

(e)     to transfer Merchandise between and among the Stores;

(f)     to supplement the Merchandise at the Stores with Augmented Goods in accordance with Section 8.5 hereof; and

(g)     upon entry of the Approval Order, Agent shall be authorized to conduct the Sale in accordance with the provisions of the Approval Order and the Sale Guidelines.

7.2.          Terms of Sales to Customers, Law Compliance.

(a)     Subject to Agent’s compliance with applicable law, all sales of Merchandise will be “final sales” and “as is” and all advertisements and sales receipts will reflect the same. Agent shall not warrant the Merchandise in any manner, but will, to the extent legally permissible, pass on all manufacturers’ warranties to customers. All sales will be made only for cash, nationally recognized bank credit cards and, in Agent’s discretion, personal checks, provided, however, if Agent determines to accept personal checks, Agent shall bear the risk of loss therefore. Agent shall not accept any coupons or other promotional savings passes, issued by Merchant prior to the Sale Commencement Date.

(b)     Agent shall accept Merchant’s gift certificates, gift cards, Merchandise credits, and Merchandise certificates issued by Merchant prior to the Sale Commencement Date, unless and until Agent received notification from Merchant to stop accepting such forms of payment. Merchant shall reimburse Agent in cash for such amounts during the Weekly Sale Reconciliation provided for in Section 7.6.

(c)     Except as may otherwise be provided in the Approval Order or Sale Guidelines, Agent shall comply with all applicable laws and regulations in its conduct of the Sale, including laws and regulations governing the advertising of the Sale, Merchandise pricing and employment. If Agent fails to perform its responsibilities in accordance with this Section 7.2, Agent shall indemnify and hold harmless Merchant from and against any and all costs including, but not limited to, reasonable attorneys’ fees, assessments, fines or penalties which Merchant sustains or incurs as a result or consequence of the failure by Agent to comply with applicable laws and regulations.

7.3.     Sales Taxes. During the Sale Term, all sales, excise, gross receipts and other taxes attributable to sales of Merchandise and Augmented Goods as indicated on Merchant’s point of sale equipment (other than taxes on income) payable to any taxing authority having jurisdiction (collectively, “Sales Taxes”) shall be added to the sales price of Merchandise and Augmented Goods and collected by Agent, on Merchant’s behalf, and deposited into Merchant’s existing accounts, trust accounts or other accounts, as designated by Merchant. Provided that Agent has collected all Sales Taxes during the Sale and remitted the proceeds thereof to Merchant, Merchant shall promptly pay all Sales Taxes and file all applicable reports and documents required by the applicable taxing authorities. Merchant will be given access to the computation of gross receipts for verification of all such Sales Tax collections. Provided Agent performs its responsibilities in accordance with this Section 7.3, Merchant shall indemnify and hold harmless Agent from and against any and all costs, including, but not limited to, reasonable attorneys’ fees, assessments, fines or penalties which Agent sustains or incurs as a result or consequence of the failure by Merchant to promptly pay such taxes to the proper taxing authorities and/or the failure by Merchant to promptly file with such taxing authorities all reports and other documents required, by applicable law, to be filed with or delivered to such taxing authorities. If Agent fails to perform its responsibilities in accordance with this Section 7.3, and provided Merchant complies with its obligations in accordance with this Section 7.3, Agent shall indemnify and hold harmless Merchant from and against any and all costs including, but not limited to, reasonable attorneys’ fees, assessments, fines or penalties which Merchant sustains or incurs as a result or consequence of the failure by Agent to collect Sales Taxes and/or, to the extent Agent is required hereunder to prepare reports and other documents, the failure by Agent to promptly deliver any and all reports and other documents required to enable Merchant to file any requisite returns with such taxing authorities.

7.4.     Supplies. Agent shall have the right to use all existing supplies located in the Stores of Merchant necessary to conduct the Sale (e.g., boxes, bags, paper, twine) but not gift certificates, rain checks, merchandise credits or the like, located at the Stores at no charge to Agent. In the event that additional supplies are required in any of the Stores during the Sale, the acquisition of such additional supplies shall be the responsibility of Agent as an Expense; provided, however, that Merchant shall assist Agent in obtaining supplies from Merchant’s vendors at Merchant’s cost.

7.5.     Pre-Sale Returned Merchandise. For the first twenty one (21) days of the Sale Term (the “Merchandise Return Period”), Agent shall accept returns of merchandise with an original sales receipt sold by Merchant prior to the Sale Commencement Date, provided that such return is in compliance with Merchant’s return policy in effect immediately prior to the Sale Commencement Date (the “Pre-Sale Returned Merchandise”). To the extent that any item of Pre-Sale Returned Merchandise is saleable as first-quality merchandise, it shall be included as Merchandise in the Sale. For purposes of the calculation of the Guaranteed Amount, such item shall be included in Merchandise at the Cost Value applicable to such item. The Guaranteed Amount shall be adjusted accordingly, and Agent shall pay any Guaranteed Amount attributable to such Pre Sale Returned Merchandise weekly as part of the reconciliations provided for in Section 7.7 and as accounted for by the Gross Rings Method. Agent shall not accept returns of merchandise where the customer contemplates repurchasing the same item so as to take advantage of the sale price being offered by Agent. Agent shall reimburse customers for Pre-Sale Returned Merchandise in the same tender as such item was purchased (the “Refund”). Merchant shall promptly reimburse Agent in cash for any Refunds Agent is required to issue to customers in respect of any Pre-Sale Returned Merchandise as part of the weekly reconciliation process. To the extent that Merchant is required to reimburse Agent for refunds to customers in respect of any Pre-Sale Returned Merchandise, such amounts shall not reduce Proceeds under this Agreement. Any Pre-Sale Returned Merchandise not included in Merchandise shall be disposed of by Agent in accordance with instructions received from Merchant or, in the absence of such instructions, returned to Merchant at the end of the Sale Term. Merchant and Agent shall jointly track returned Pre-Sale Returned Merchandise for purposes of determining any increase or decrease of the Guaranteed Amount, or any amounts owed by Merchant to Agent as a result of Agent accepting such returns.

7.6.     Repair and Special Order Merchandise. Promptly after the execution of this Agreement, Merchant shall notify each customer for which Merchant holds Repair and Special Order Merchandise of the Sale and request such customers to pick up and pay for the applicable item(s) by the date that is fourteen days after the Sale Commencement Date (the “Pick up Date”). Any amounts paid for Repair and Special Order Merchandise on or before the close of business on the Pick up Date shall be for the sole account of Merchant. Subject to applicable law, any Repair and Special Order Merchandise unclaimed by customers by the Pick up Date shall be sold by Agent as part of the Sale and the proceeds from the sale of such Repair and Special Order Merchandise shall be deemed Merchant Consignment Goods and sold in accordance with Section 4.3. Notwithstanding anything to the contrary herein, Repair and Special Order Merchandise will not be added to Cost Value.

7.7.     Sale Reconciliation. On each Thursday during the Sale Term, commencing on the second Thursday after the Sale Commencement Date, Agent and Merchant shall cooperate to reconcile Proceeds, Expenses, and such other Sale-related items as either party shall reasonably request, in each case for the prior week or partial week (i.e. Sunday through Saturday), all pursuant to procedures agreed upon by Merchant and Agent (the “Weekly Sale Reconciliation”), with such information being set forth in a written reconciliation report (the “Weekly Reconciliation Report”), a copy of which shall be provided to the DIP Agent. Within thirty (30) days after the end of the Sale Term, Agent and Merchant shall complete a final reconciliation of the Sale (the “Final Reconciliation”), the written results of which shall be certified by representations of each of Merchant and Agent as a final settlement of accounts between Merchant and Agent, with such information being set forth in a final written reconciliation report, a copy of which shall be provided to the DIP Agent. Within five (5) days after the completion of the Final Reconciliation and execution of a settlement letter including a mutually acceptable mutual release, Agent shall pay to Merchant, or Merchant shall pay to Agent, as the case may be, any and all amounts due the other pursuant to the Final Reconciliation. Once executed by Merchant and Agent, such settlement and Final Reconciliation shall be deemed approved without further order of the Bankruptcy Court (other than the Approval Order). During the Sale Term, and thereafter until all of Merchant’s and Agent’s obligations under this Agreement have been satisfied, Merchant and Agent shall have reasonable access to Merchant’s and Agent’s records with respect to the Sale (including, but not limited to, Cost Value, Retail Price, Merchandise, Expenses, and Proceeds) to review and audit such records.

7.8.          Force Majeure. If any act of God or other casualty outside of Agent's reasonable control (specifically excluding, however, any such events arising out of (i) Agent's acts or omissions, or (ii) routine market or weather-related events (outside of earthquakes and extraordinary meteorological and other extraordinary events)) prevents the conduct of business in the ordinary course at any Store for a period in excess of three (3) consecutive business days, such Store and the Merchandise located in such Store shall, in Agent’s discretion, be eliminated from the Sale and considered to be deleted from this Agreement as of the last date of such Sale event, provided, however, that, subject to the terms of Section 6.1, the proceeds of any insurance attributable to such Merchandise shall constitute Proceeds hereunder, and (2) the Guaranteed Amount shall be reduced by the Guaranteed Percentage of the Cost Value of any Merchandise eliminated from the Sale which is not the subject of insurance proceeds. Agent and Merchant shall have no further rights or obligations hereunder with respect thereto, except as to reconciling the Expenses of the Sale at such Store and such other Sale-related items as either party shall reasonably request. Notwithstanding the foregoing, Agent will use its best efforts to consolidate and transfer all Merchandise that is not the subject of insurance proceeds and include said Merchandise in the Sale in other Stores.

SECTION 8.	Employee Matters.

8.1.          Merchant’s Employees. With due regard to Merchant’s past practices, policies and procedures relating to the employment of its employees (to the extent disclosed to Agent), Agent may use Merchant’s Store-level employees in the conduct of the Sale. Agent shall identify any such employees to be used in connection with the Sale (each such employee, a “Retained Employee”) prior to the Sale Commencement Date. In consultation with Merchant, Agent shall identify any employees who will not be used in connection with the Sale prior to the Sale Commencement Date. Agent acknowledges that the selection and scheduling of Retained Employees and the decision to cease using Retained Employees in connection with the Sale shall be made with due regard to, but Agent shall not be obligated to comply with, Merchant’s desire to minimize severance and termination costs to Merchant, if any, and to the extent reasonably possible shall be made so as not to interrupt any statutory working notice, provided that Agent’s ability to terminate the Sale at any Store under the terms of this Agreement shall not be impaired thereby. Retained Employees shall at all times remain employees of Merchant, and shall not be considered or deemed to be employees of Agent. Merchant and Agent agree that, except to the extent that wages, vacation pay and benefits of Retained Employees constitute Expenses hereunder, nothing contained in this Agreement and none of Agent’s actions taken in respect of the Sale shall be deemed to constitute an assumption by Agent of any of Merchant’s obligations relating to any of Merchant’s employees including, without limitation, Excluded Benefits, termination claims and obligations, or any other amounts required to be paid by statute or law; nor shall Agent become liable under any collective bargaining or employment agreement or be deemed a joint or successor employer with respect to such employees. Merchant shall not, without Agent’s prior written consent, raise the salary or wages or increase the benefits for, or pay any bonuses or make any other extraordinary payments to, any of its employees in anticipation of the Sale or prior to the Sale Termination Date or Extended Sale Termination Date. Merchant has not terminated and shall not during the Sale Term terminate any employee benefits or benefit programs, without prior written notice to Agent. It is understood and agreed that Agent’s on-site supervisors shall not be employees of Merchant under any circumstances.

8.2.         Termination of Employees. Agent may in its discretion stop using any Retained Employee at any time during the Sale. In the event that Agent determines that the services of a Retained Employee are no longer required, Agent will provide written notice to Merchant at least seven (7) days prior thereto, except for “for cause” (such as dishonesty, fraud or breach of employee duties), in which event no prior notice to Merchant shall be required, provided Agent shall notify Merchant as soon as practicable after releasing such Retained Employees. Upon delivery to Merchant of a notice that the services of a Retained Employee are no longer required, then Agent’s obligations with respect to such Retained Employee terminate on the effective date of such notice, as provided for herein; provided, however, that such Retained Employee will no longer be used in connection with the Sale. Merchant shall have the responsibility for terminating the employment of such Retained Employee. From and after the date of this Agreement and until the Sale Termination Date or Extended Sale Termination Date, Merchant shall not transfer or dismiss employees of the Stores except “for cause” without Agent’s prior consent (which consent shall not be unreasonably withheld). Notwithstanding any other provision hereof, Agent will indemnify Merchant with respect to any claims by Retained Employees arising from Agent’s treatment of such Retained Employees.

8.3.         Payroll Matters. During the Sale Term, Merchant shall process and pay the base payroll and all related payroll taxes, worker’s compensation, employment and unemployment insurance, and benefits for all Retained Employees in accordance with its usual and customary procedures. Any additional personnel hired by Agent for the Sale shall not be deemed to be employees of Merchant, provided, however, Merchant shall be obligated to process the payroll therefor.

8.4.         Employee Retention Bonuses. Agent shall pay, as an Expense, retention bonuses (“Retention Bonuses”) (which bonuses shall be inclusive of payroll taxes but as to which no benefits shall be payable), up to a maximum of ten percent (10%) of base payroll, to certain Retained Employees who do not voluntarily leave employment and are not terminated “for cause”. The amount of such Retention Bonuses, shall be in an amount to be determined by Agent, in its discretion, and shall be payable within thirty (30) days after the Sale Termination Date or Extended Sale Termination Date, and shall be processed through Merchant’s payroll system. Agent shall provide Merchant with a copy of Agent’s Retention Bonus plan within two (2) business days after the Sale Commencement Date. Agent shall not utilize the Retention Bonus as a mechanism to incentivize Retained Employees to act contrary to Merchant’s best interests.

8.5.          Augmentation.

(a)     Subject to authorization in the Approval Order, the Agent may (but shall not be required to), at the Agent’s sole cost and expense (which cost and expense may be recovered by the Agent as set forth in subparagraph (b) below), other than related DC Expenses, supplement the Merchandise in the Stores with augmented goods, of like kind and quality, as is customarily sold in the Stores (the “Augmented Goods”) not to exceed ten percent (10%) of the Cost Value of the Merchandise. Sales of Augmented Goods shall be run through the Merchant’s cash register systems, provided, however, that the Agent shall mark the Augmented Goods using either a “dummy” SKU, unique Sku number or in such other manner so as to distinguish the sale of Augmented Goods from the sale of Merchandise. The Merchant and the Agent agree that the transactions relating to the Augmented Goods are, and shall be construed as, a true consignment from the Agent to the Merchant in all respects and not a consignment for security purposes. At all times and for all purposes, the Augmented Goods and their proceeds shall be the exclusive property of the Agent, and no other person or entity (including, without limitation, the Merchant) shall have any claim against any of the Augmented Goods or their proceeds, except to the extent set forth in Section 8.5(b). The Augmented Goods shall at all times remain subject to the exclusive control of Agent, and Agent shall, at the Agent’s sole cost and expense (and not as an Expense of the Sale), insure the Augmented Goods and, if required, promptly file any proofs of loss with regard thereto with the Agent’s insurers. The Merchant and the Agent shall reconcile the proceeds from the sale of Augmented Goods as part of the Weekly/Final Sales Reconciliation process and the Merchant shall pay the Agent its share of the proceeds of the Augmented Goods each day.

(b)     As consideration for allowing the Agent to supplement the Merchandise with Augmented Goods pursuant to the terms and conditions of Section 8.10(a), the Agent shall pay to the Merchant five percent (5%) of the gross proceeds of the sale of Augmented Goods after payment of applicable Sales Taxes; provided, however, that such consideration shall be at least $638,000.00 and such minimum amount shall be paid on the second business day following entry of the Approval Order.

SECTION 9.     Conditions Precedent. The willingness of Agent and Merchant to enter into the transactions contemplated under this Agreement is directly conditioned upon the satisfaction of the following conditions at the time or during the time periods indicated, unless specifically waived in writing by the applicable party:

(a)     All representations and warranties of Merchant and Agent hereunder shall be true and correct in all material respects and no Event of Default shall have occurred at and as of the date hereof and as of the Sale Commencement Date.

(b)     Merchant shall have obtained the Approval Order on or before March 31, 2016.

(c)     Merchant shall have received all consents required under Merchant’s secured debtor-in-possession credit agreement.

(d)     The Bankruptcy Court shall have entered one or more interim and/or final orders, inter alia, approving a debtor-in-possession financing or cash collateral facility substantially similar to that set forth in the DIP Motion delivered to Agent by Merchant on or prior to the date of this Agreement or otherwise reasonably sufficient, in the good faith opinion of Merchant, to enable Merchant to perform its obligations under this Agreement during the Sale Term; and

(e)     Agent and the DIP Agent shall have executed this Agreement in the space provided therefor.

SECTION 10.	Representations, Warranties and Covenants.

10.1.        Merchant’s Representations, Warranties, and Covenants. Merchant hereby represents, warrants and covenants in favor of Agent as follows (subject to the terms of the Bankruptcy Code and entry of the Approval Order):

(a)     Merchant (i) is a corporation duly organized, validly existing under the laws of the State of Delaware; (ii) subject to approval of the Bankruptcy Court has all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as presently conducted; and (iii) is and during the Sale Term will continue to be, duly authorized and qualified to do business and in good standing in each jurisdiction where the nature of its business or properties requires such qualification, including all jurisdictions in which the Stores are located, except, in each case, to the extent that the failure to be in good standing or so qualified could not reasonably be expected to have a material adverse effect on the ability of Merchant to execute and deliver this Agreement and perform fully its obligations hereunder.

(b)     Subject to the issuance and entry of the Approval Order (i) Merchant has the right, power and authority to execute and deliver this Agreement and each other document and agreement contemplated hereby (collectively, together with this Agreement, the “Agency Documents”) and to perform fully its obligations thereunder; (ii) no further consent or approval on the part of Merchant is required for Merchant to enter into and deliver the Agency Documents, to perform its obligations thereunder, and to consummate the Sale; (iii) each of the Agency Documents has been duly executed and delivered by Merchant and constitutes the legal, valid and binding obligation of Merchant enforceable in accordance with its terms; (iv) no court order or decree of any federal, state, local, or provincial governmental authority or regulatory body is in effect that would prevent or materially impair, or is required for Merchant’s consummation of, the transactions contemplated by this Agreement, and no consent of any third party which has not been obtained is required therefor, other than as shall be obtained prior to the Sale Commencement Date, except for any such consent the failure of which to be obtained could not reasonably be expected to have a material adverse effect on the ability of Merchant to execute and deliver this Agreement and perform fully its obligations hereunder; and (v) other than for any consent as shall be obtained prior to the Sale Commencement Date, and those contracts or agreements identified by Merchant to Agent on or prior to the Sale Commencement Date, if any, no contract or other agreement to which Merchant is a party or by which Merchant is otherwise bound will prevent or materially impair the consummation of the Sale and the other transactions contemplated by this Agreement.

(c)     Merchant owns and will own at all times during the Sale Term, good and marketable title to all of the Merchandise. Merchant shall not create, incur, assume, or suffer to exist any security interest, lien or other charge or encumbrance upon or with respect to any of the Merchandise or the Proceeds, except for (i) liens arising by operation of law, (ii) the liens and security of the administrative agent party to the secured debtor in possession credit agreement (the “DIP Credit Agreement”) among the administrative agent (in such capacity, the “DIP Agent”), the lenders party thereto (the “DIP Lenders”), Merchant and the other parties thereto, and (iii) the liens and security of the administrative agent party to Merchant’s secured pre-petition credit agreement (the “Pre-Petition Credit Agreement”) among the administrative agent (in such capacity, the “Pre-Petition Agent”), the lenders party thereto (the “Pre-Petition Lenders”), Merchant, and the other parties thereto.

(d)     Merchant has not since January 1, 2016 and shall not up to the Sale Commencement Date, materially marked up or raised the price of any items of Merchandise, or removed or altered any tickets or any indicia of clearance merchandise, except in the ordinary course of business consistent with historic practices and except for the effects of the termination of promotional events.

(e)     Except with respect to the (i) transfer of the Warehouse Merchandise to the Stores and (ii) acceptance of On-Order Merchandise, Merchant has not and shall not through the Sale Commencement Date purchase, or transfer to or from the Stores and distribution center, any merchandise, or goods outside the ordinary course in anticipation of the Sale.

(f)     To the best of Merchant’s knowledge, substantially all Merchandise is in material compliance with all applicable federal, state, or local product safety laws, rules, and standards that are effective and enforceable as of the date hereof.

(g)     Merchant had paid and, subject to Agent’s compliance with its obligations under Section 3.1(c), will continue to pay throughout the Sale Term, to the extent authorized by the Bankruptcy Court, all self-insured or Merchant funded employee benefit programs for Store employees for health and medical benefits and insurance and all proper claims made or to be made in accordance with such programs.

(h)     Between the Effective Date and the Sale Commencement Date, Merchant shall not promote or advertise any sales or in-store promotions (including point of sale promotions) to the public outside of the ordinary course of business consistent with Merchant's historic and customary promotions.

(i)     The Guaranteed Percentage has been fixed based upon the aggregate Cost Value of the Merchandise (including any On-Order Merchandise) not being less than $61 million (the “Merchandise Threshold”) and no more than $68 million (the “Merchandise Ceiling”). To the extent that the aggregate Cost Value of the Merchandise (including any On-Order Merchandise) included in the Sale is less than the Merchandise Threshold, or more than the Merchandise Ceiling, the Guaranty Percentage shall be adjusted in accordance with Exhibit 10.1(i) annexed hereto.

(j)      The aggregate Cost Value of the Merchandise divided by the aggregate Retail Price of the Merchandise (the “Cost Factor”) shall be no greater than 24.0%. In the event the Cost Factor is greater than 24.0%, the Cost Value shall be adjusted as set forth on Exhibit 10.1(j) hereto.

(k)     Subject to authorization in the Approval Order, include Augmented Goods in the Sale as set forth in Section 8.5.

(l)     As of the Sale Commencement Date, the mix and age of Merchandise shall be generally consistent with the mix and age of merchandise as disclosed in the Merchandise File.

(m)     To Merchant’s knowledge, formed after reasonable inquiry, all documents, information and supplements provided by Merchant to Agent in connection with Agent’s due diligence and the negotiation of this Agreement were true and accurate in all material respects at the time provided and Merchant will continue to provide Agent, as requested, access to any additional information reasonably available to Merchant.

10.2.        Agent’s Representations, Warranties, and Covenants. Agent hereby represents, warrants and covenants in favor of Merchant as follows:

(a)     Agent: (i) is a limited liability company duly organized, validly existing and in good standing under the laws of the State of its organization; and (ii) has all requisite power and authority to carry on its business as presently conducted and to consummate the transactions contemplated hereby.

(b)     Agent has the right, power, and authority to execute and deliver each of the Agency Documents to which it is a party and to perform fully its obligations thereunder. Agent has taken all necessary actions required to authorize the execution, delivery, and performance of the Agency Documents, and no further consent or approval is required on the part of Agent for Agent to enter into and deliver the Agency Documents, to perform its obligations thereunder, and to consummate the Sale. Each of the Agency Documents has been duly executed and delivered by Agent and, constitutes the legal, valid and binding obligation of Agent enforceable in accordance with its terms. No court order or decree of any federal, provincial, state or local governmental authority or regulatory body is in effect that would prevent or impair or is required for Agent’s consummation of the transactions contemplated by this Agreement, and no consent of any third party which has not been obtained is required therefor other than as provided herein. No contract or other agreement to which Agent is a party or by which Agent is otherwise bound will prevent or impair the consummation of the transactions contemplated by this Agreement.

(c)     No action, arbitration, suit, notice, or legal administrative or other proceeding before any court or governmental body has been instituted by or against Agent, or has been settled or resolved, or to Agent’s knowledge, has been threatened against or affects Agent, which questions the validity of this Agreement or any action taken or to be taken by Agent in connection with this Agreement, or which if adversely determined, would have a material adverse effect upon Agent’s ability to perform its obligations under this Agreement.

(d)     Except as may be otherwise provided in the Approval Order, the Sale shall be conducted in compliance with all applicable federal, state, and local laws, rules and regulations.

(e)     Agent currently has and will have sufficient funds in order to consummate the transactions contemplated by this Agreement and to fulfill its obligations hereunder, including without limitation, payment of the Guaranteed Amount and all Expenses. Subject to the Approval Order or Sale Guidelines, Agent shall perform all of its obligations contemplated by this Agreement in compliance in all material respects with all applicable federal, state and local laws, rules, and regulations, including, but not limited to the store closing laws, health and safety laws, and environmental laws.

(f)     Agent’s execution of the Agency Documents will not result in or require the creation of any lien on Merchant’s property, and Agent shall not cause liens arising through the actions of Agent or its agents to attach to Merchant’s property.

(g)     During the Sale Term, Agent shall comply with applicable law with respect to the treatment of Merchant’s employees and the conduct of Agent’s employees or representatives at the Stores.

(h)     During the Sale Term, in order to comply with certain insurance restrictions, Agent shall comply with Merchant’s loss prevention policies, including, but not limited to, putting appropriate Merchandise in safes and drawers at the close of business each day of the Sale.

(i)     Subject to Agent’s right to maximize Proceeds, during the term of this Agreement, Agent shall cooperate with Merchant to schedule Sales and Store closings in a manner that minimizes the Expenses described in Section 3.1(a), including, but not limited to, lease payment obligations.

(j)     Prior to the execution of this Agreement, Merchant has provided Agent reasonable access to all pricing and cost files, computer hardware, software and data files, inter-Stores transfer logs, markdown schedules, invoices, style runs and all other documents relative to the price, mix and quantities of inventory located at the Stores (“Merchant’s Inventory Report”).

(k)     Prior to the execution of the Agreement, Agent has had and shall have had the opportunity to inspect the Stores and the Merchandise.

SECTION 11.	Insurance.

11.1.        Merchant’s Liability Insurance. Merchant shall continue until the Sale Termination Date or Extended Sale Termination Date, in such amounts as it currently has in effect, all of its liability insurance policies including, but not limited to, products liability, comprehensive public liability, auto liability and umbrella liability insurance, covering injuries to persons and property in, or in connection with Merchant’s operation of the Stores, and shall cause Agent to be named an additional named insured with respect to all such policies. Prior to the Sale Commencement Date, at Agent’s request, Merchant shall deliver to Agent certificates evidencing such insurance setting forth the duration thereof and naming Agent as an additional named insured, in form reasonably satisfactory to Agent. All such policies shall require at least thirty (30) days prior notice to Agent of cancellation, non-renewal, or material change during the Sale Term. In the event of a claim under any such policies Merchant shall be responsible for the payment of all deductibles, retentions or self-insured amounts to the extent said claim arises from or relates to the alleged acts or omissions of Merchant or its employees, agents (other than Agent and Agent’s employees), or independent contractors (other than Agent and independent contractors hired by Agent in conjunction with the Sale).

11.2.     Merchant’s Casualty Insurance. Merchant shall continue until the Sale Termination Date or Extended Sale Termination Date, in such amounts as it currently has in effect, fire, flood, theft and extended coverage casualty insurance covering the Merchandise in a total amount equal to no less than the cost value thereof. In the event of a loss to the Merchandise on or after the date of this Agreement, the proceeds of such insurance attributable to the Merchandise (net of any deductible) shall constitute Proceeds. Prior to the Sale Commencement Date, at Agent’s request, Merchant shall deliver to Agent certificates evidencing such insurance setting forth the duration thereof, in form and substance reasonably satisfactory to Agent. All such policies shall require at least thirty (30) days prior notice to Agent of cancellation, non-renewal, or material change during the Sale Term. Merchant shall not make any change in the amount of any deductibles or self-insurance amounts prior to the Sale Termination Date or the Extended Sale Termination Date, as the case may be, without Agent’s prior written consent.

11.3.     Worker’s Compensation Insurance. Merchant shall continue until the Sale Termination Date or Extended Sale Termination Date, in such amounts as it currently has in effect, worker’s compensation insurance (including employer liability insurance) covering all Retained Employees in compliance with all statutory requirements. Prior to the Sale Commencement Date, at Agent’s request, Merchant shall deliver to Agent a certificate of its insurance broker or carrier evidencing such insurance.

11.4.     Agent’s Insurance. Agent shall maintain at Agent’s cost and expense throughout the Sale Term, in such amounts as it currently has in effect, comprehensive public liability and automobile liability insurance policies covering injuries to persons and property in or in connection with Agent’s agency at the Stores, and shall cause Merchant to be named an additional insured with respect to such policies. Prior to the Sale Commencement Date, at Merchant’s request, Agent shall deliver to Merchant certificates evidencing such insurance policies, setting forth the duration thereof and naming Merchant as an additional insured, in form and substance reasonably satisfactory to Merchant. In the event of a claim under such policies Agent shall be responsible for the payment of all deductibles, retentions or self-insured amounts thereunder, to the extent said claim arises from or relates to the alleged acts or omissions of Agent or Agent’s employees, agents or independent contractors. Agent shall not make any change in the amount of any deductibles or self-insurance amounts prior to the Sale Termination Date or Extended Sale Termination Date without Merchant’s prior written consent.

11.5.     Risk of Loss. Without limiting any other provision of this Agreement, Merchant acknowledges that Agent is conducting the Sale on behalf of Merchant solely in the capacity of an agent, and that in such capacity (i) Agent shall not be deemed to be in possession or control of the Stores or the assets located therein or associated therewith, or of Merchant’s employees located at the Stores, and (ii) except as expressly provided in this Agreement, Agent does not assume any of Merchant’s obligations or liabilities with respect to any of the foregoing. Agent shall not be deemed to be a successor employer. Merchant and Agent agree that, subject to the terms of this Agreement, Merchant shall bear all responsibility for liability claims of customers, employees and other persons arising from events occurring at the Stores during and after the Sale Term, except to the extent any such claim arises directly from the acts or omissions of Agent, or its supervisors, agents, independent contractors, or employees located at the Stores or elsewhere (an “Agent Claim”). In the event of any liability claim other than an Agent Claim, Merchant shall administer such claim and shall present such claim to Merchant’s liability insurance carrier in accordance with Merchant’s policies and procedures existing immediately prior to the Sale Commencement Date, and shall provide a copy of the initial documentation relating to such claim to Agent at the address listed in this Agreement. To the extent that Merchant and Agent agree that a claim constitutes an Agent Claim, Agent shall administer such claim and shall present such claim to its liability insurance carrier, and shall provide copies of the initial documentation relating to such claim to Merchant. In the event that Merchant and Agent cannot agree whether a claim constitutes an Agent Claim, each party shall present the claim to its own liability insurance carrier, and a copy of the initial claim documentation shall be delivered to the other party to the foregoing address.

SECTION 12.	Indemnification.

12.1.        Merchant Indemnification. Merchant shall indemnify and hold Agent and its officers, directors, employees, agents and independent contractors (collectively, “Agent Indemnified Parties”) harmless from and against all claims, demands, penalties, losses, liability or damage, including, without limitation, reasonable attorneys’ fees and expenses, asserted directly or indirectly against Agent resulting from, or related to:

(a)     Merchant’s material breach of or failure to comply with any of its agreements, covenants, representations or warranties contained in any Agency Document;

(b)     subject to Agent’s performance and compliance with its obligations pursuant to Sections 3.1(a), 3.1(b), 3.1(c) and 8, any failure of Merchant to pay to its employees any wages, salaries or benefits due to such employees during the Sale Term or other claims asserted against Agent by Merchant’s employees resulting from Merchant’s (and not Agent’s) treatment of its employees;

(c)     subject to Agent’s compliance with its obligations under Section 8.3, any failure by Merchant to pay any Sales Taxes to the proper taxing authorities or to properly file with any taxing authorities any reports or documents required by applicable law to be filed in respect thereof; and

(d)     any consumer warranty or products liability claims relating to Merchandise;

(e)     any liability or other claims asserted by customers, any of Merchant’s employees or any other person against any Agent Indemnified Party (including, without limitation, claims by employees arising under collective bargaining agreements, worker’s compensation or the WARN Act) in connection with the Sale and/or from events occurring at the Stores during and after the Sale Term (except to the extent constituting an Agent Claim);

(f)     any harassment or any other unlawful, tortious, or otherwise actionable treatment of any customers, employees or agents of Agent by Merchant or any of its representatives; and

(g)     the gross negligence or willful misconduct of Merchant or any of its officers, directors, employees, agents (other than Agent) or representatives.

The indemnifications set forth in this Section shall be in addition to (and shall not limit) any other indemnification or other obligations of Merchant set forth in this Agreement.

12.2.        Agent Indemnification. Agent shall indemnify and hold Merchant and its officers, directors, employees, agents, advisors and representatives harmless from and against all claims, demands, penalties, losses, liability or damage, including, without limitation, reasonable attorneys’ fees and expenses, asserted directly or indirectly against, Merchant resulting from, or related to (including acts or omissions of persons or entities affiliated with or acting on behalf of Agent):

(a)     Agent’s material breach of or failure to comply with any local, state, or federal laws or regulations, or any of its agreements, covenants, representations or warranties contained in any Agency Document;

(b)     except to the extent compliance is waived in the Approval Order, Agent's failure to comply with applicable state or local law, rules or regulations;

(c)     any harassment, discrimination or violation of any laws or regulations or any other unlawful, tortious or otherwise actionable treatment of any employees or agents of Merchant by Agent or any of its employees, agents, independent contractors or other officers, directors or representatives of Agent;

(d)     any claims by any party engaged by Agent as an employee, agent or independent contractor arising out of such engagement;

(e)     any Agent Claims;

(f)     any losses incurred by Merchant as a result of Agent’s failure to comply with Merchant’s loss prevention policies;

(g)     any chargebacks relating to or arising from sales transacted using Merchant’s credit card processing facilities and/or from Agent’s acceptance of Merchant’s proprietary credit card; and

(h)     the gross negligence or willful misconduct of Agent or any of its officers, directors, employees, agents, or representatives.

SECTION 13.     Defaults. Merchant’s or Agent’s failure to perform any of their respective material obligations hereunder, which failure shall continue uncured seven (7) days after receipt of written notice thereof to the defaulting party, shall constitute an “Event of Default” hereunder. In the event of an Event of Default, the non-defaulting party may, in its discretion, elect to terminate this Agreement upon seven (7) business days’ written notice to the other party and pursue any and all rights and remedies and damages resulting from such default hereunder.

SECTION 14.     Fixtures. Following the Sale Commencement Date, Agent shall sell the FF&E located at the Stores owned by Merchant which Merchant does not designate in writing as FF&E to be retained by Merchant and be entitled to receive a commission equal to twenty percent (20%) of the proceeds from the sale of such FF&E, net of sales taxes and expenses incurred in connection with the disposition of the FF&E in accordance with a budget to be mutually agreed upon between Merchant and Agent; provided, however, Merchant may, with the consent of any entity, if any, having a security interest in the FF&E (the “FF&E Lienholder”), elect to receive (the “FF&E Election”), in lieu of proceeds net of expenses and Agent’s commission, a lump sum payment, on a per Store basis, in an amount to be agreed upon between Merchant, in consultation with the FF&E Lienholder, and Agent, in which case all costs and expenses associated with the disposition thereof shall be borne by Agent. In either event, as of the Sale Termination Date or Extended Sale Termination Date, Agent may abandon, to Merchant, in place in a neat and orderly manner any unsold FF&E at the Stores. Any sales of FF&E shall be completed by the Sale Termination Date or Extended Sale Termination Date. As to any unsold FF&E, Agent shall have the right to leave such FF&E at the Stores without liability or costs; provided, however, the Stores are left in broom clean condition.

SECTION 15.     Security Interest. Upon issuance of the Letter of Credit and payment of the Initial Guaranteed Amount, Merchant hereby grants to Agent pursuant to Bankruptcy Code Section 364(d) a valid and perfected first priority security interest (subject to the subordination provisions set forth below in this Section) in and lien upon (i) Merchandise, (ii) the Proceeds, (iii) to the extent that Merchant and Agent agree upon a lump sum payment for the FF&E (pursuant to Section 14), the FF&E and the proceeds realized therefrom, (iv) the Agent’s commission regarding the sale or other disposition of Merchant Consignment Goods, (v) Agent’s percentage share in the Sharing Amounts (if any) and (vi) all “proceeds” (within the meaning of Section 9-102(a)(64) of the UCC Code) of each of the foregoing (all of which are collectively referred to herein as the “Agent Collateral”), to secure the full payment and performance of all obligations of Merchant to Agent hereunder. Upon entry of the Approval Order, payment of the Initial Guaranty Payment on the Payment Date, and delivery of the Letter of Credit to the DIP Agent, the security interests and liens granted to the Agent hereunder shall be deemed properly perfected without the necessity of filing UCC-1 financing statements or any other documentation; provided, however, that the security interest granted to Agent hereunder shall remain junior and subordinate in all respects solely to (a) Merchant’s rights to receive payment of the Guaranteed Amount, Expenses, the Recovery Amount and all other amounts due to Merchant hereunder, all in full (collectively, the “Agent’s Payment Obligations”) and (b) the liens, security interests and claims of the secured parties under Merchant’s debtor-in-possession financing and any FF&E Lienholder, solely to the extent of the unpaid portion of Agent’s Payment Obligations.

SECTION 16.     Miscellaneous.

16.1.     Notices. All notices and communications provided for pursuant to this Agreement shall be in writing, and sent by hand, by facsimile, or a recognized overnight delivery service, as follows:

If to Merchant:	Hancock Fabrics, Inc. One Fashion Way
Baldwyn, Mississippi 38824 Attn: Dennis Lyons, Senior Vice President & Chief Administrative Officer Fax: (662) 365-6350

with a copy to:	O’Melveny & Myers 400 South Hope Street Los Angeles, CA 90071 Attn: Stephen H. Warren, Esq. Jennifer Taylor, Esq. Tel: (213) 430-7875 Fax: (213) 430-6407

If to Agent:	Great American Group WF, LLC 21860 Burbank Blvd., Suite 300 South Woodland Hills, California 91367 Attn: Alan Forman Tel: (818) 884-3737 Fax: (818) 884-2976

with a copy to:	Reed Smith LLP 1201 Market St., Suite 1500 Wilmington, Delaware 19801 Attn: Richard A. Robinson Tel: (302) 778-7555 Fax: (302) 778-7575

If to DIP Agent:	Wells Fargo Bank, N.A. One Boston Place, 18th Floor Boston, Massachusetts 02108 Attn: Michele Ayou Fax: (617) 854-7246 Fax: (866) 303-393

with a copy to:	Choate, Hall & Stewart LLP Two International Place Boston, MA 02110 Attn: Kevin Simard Tel: 617.248.4086 Fax: 617.502.4086 Email: ksimard@choate.com

With a copy to Merchant or Agent as applicable.

All such notices and communications shall be deemed received (i) on the date delivered, if sent by hand, (ii) on the date of sending upon receipt of successful transmission, if sent by facsimile, and (iii) on the next business day, if sent by a recognized overnight delivery service with next business day delivery.

16.2.     Governing Law; Consent to Jurisdiction. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without regard to conflicts of laws principles thereof), except where governed by the Bankruptcy Code. The parties hereto agree that the Bankruptcy Court shall retain jurisdiction to hear and finally determine any disputes arising from or under this Agreement, and by execution of this Agreement each party hereby irrevocably accepts and submits to the jurisdiction of such court with respect to any such action or proceeding and to service of process by certified mail, return receipt requested to the address listed above for each party.

16.3.     Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated hereby and supersedes and cancels all prior agreements, including, but not limited to, all proposals, letters of intent or representations, written or oral, with respect thereto.

16.4.     Amendments. This Agreement may not be modified except in a written instrument executed by each of the parties hereto.

16.5.     No Waiver. No consent or waiver by any party, express or implied, to or of any breach or default by the other in the performance of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other party of the same or any other obligation of such party. Failure on the part of any party to complain of any act or failure to act by the other party or to declare the other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such party of its rights hereunder.

16.6.     Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon Agent and Merchant, including, but not limited to, any chapter 11 or chapter 7 trustee. Merchant and Agent may not assign their respective obligations under this Agreement; provided, however, it is understood that Merchant and/or Agent may assign their respective rights under this Agreement to their lenders.

16.7.     Execution in Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one agreement. This Agreement may be executed by facsimile, and such facsimile signature shall be treated as an original signature hereunder.

16.8.      Section Headings. The headings of sections of this Agreement are inserted for convenience only and shall not be considered for the purpose of determining the meaning or legal effect of any provisions hereof.

16.9.      Survival. All representations, warranties, covenants and agreements made herein, by the parties hereto, shall be continuing, shall be considered to have been relied upon by the parties and shall survive the execution, delivery and performance of this Agreement.

16.10.     Reporting. If requested by Merchant, Agent shall prepare weekly reports including, without limitation, reports that comply with Merchant’s current weekly cash reporting to its central office, reflecting the progress of the Sale which shall specify the Proceeds received to date. Agent will maintain and provide to Merchant sales records to permit calculation of and compliance with any percentage rent obligations under Stores leases. During the course of the Sale, Merchant shall have the right to have representatives continually act as observers of the Sale in the Stores so long as they do not interfere with the conduct of the Sale.

16.11.     Termination. This Agreement may be terminated at any time before the Sale Commencement Date as follows:

(a)        upon written notice by Agent or Merchant, if the Sale Commencement Date has not occurred on or prior to April 1, 2016 and the failure of the Sale Commencement Date to occur is not caused by or the result of a material breach of this Agreement by the party giving such notice;

(b)        by mutual written consent of the Merchant and the Agent;

(c)        automatically and without any action or notice by either Agent or Merchant, immediately upon the occurrence of any of the following events:

(i)     the issuance of a final and non-appealable order by any agency, division, subdivision, audit group, procuring office, or governmental or regulatory authority, or any adjudicatory body thereof, of the United States or any state thereof, any foreign government or state or any municipal or other political subdivision thereof to restrain, enjoin, or otherwise prohibit the transaction(s) contemplated hereby; or

(ii)     approval by the Bankruptcy Court of, or the filing by or on behalf of Merchant of a motion or other request to approve, any financing, refinancing, acquisition, divestiture, sale, public offering, recapitalization, business combination or reorganization of or involving all or any material part of the Merchandise (other than any transaction with Agent or an affiliate of Agent) or any standalone plan of reorganization for Merchant involving the retention of any material portion of the Merchandise (an “Alternative Transaction”); provided that in no event shall Merchant’s debtor in possession financing arrangements (as set forth in the DIP Motion delivered to Agent on or prior to the date of this Agreement) be deemed an Alternative Transaction hereunder; or

(iii)     subject to Agent’s obligation to remain a back-up bidder in accordance with the Bidding Procedures, Agent is not approved by the Bankruptcy Court as the Successful Bidder after completion of the Auction (each as defined in the Bid Procedures), if any, conducted pursuant to the Bid Procedures and the Bid Procedures Order; or

(iv)     Merchant’s Bankruptcy Case being converted into a case under Chapter 7 of the Bankruptcy Code or dismissed;

(d)          upon written notice by Agent:

(i)     if Agent is not in material breach of this Agreement and there has been a material violation or breach by Merchant of any representation, warranty, covenant or agreement contained in this Agreement that (A) has rendered the satisfaction of any condition to the obligations of Agent set forth in Section 9 impossible, (B) has not been waived by Agent, and (C) is not capable of being cured or, if capable of being cured, is not cured in all material respects within seven (7) days following receipt of written notification thereof by Agent; or

(ii)     if Merchant fails to file with the Bankruptcy Court in the Bankruptcy Case, on or prior to the date that is two (2) business days after the date of this Agreement, a motion (the “Bid Procedures Motion”) seeking entry of an order or orders, reasonably acceptable in form and substance to Agent and Merchant (the “Bid Procedures Order”): (A) approving (1) the Agent as stalking-horse bidder and the Bid Protections to Agent set forth in this Agreement, (2) bid procedures reasonably acceptable in form and substance to Agent and Merchant (the “Bid Procedures”), which shall (x) provide that, for any bidder (or bidders) that is (or are) making a bid(s) to liquidate substantially all of the Stores to top the Agent's stalking horse bid, such single bid or combination of bids received by qualified bidders must, individually or in the aggregate, provide for (1) a minimum overbid in excess of the Agent's stalking horse bid of two percent (2%) of the Cost Value of the Merchandise (as determined by Merchant in its reasonable discretion) plus (2) cash in the amount of the Bid Protections; and (B) expressly making the Bid Procedures Order binding on any Trustee appointed for the Merchant under any provision of the Bankruptcy Code, whether the Merchant’s Bankruptcy Case is proceeding under Chapter 7 or Chapter 11 of the Bankruptcy Code; or

(iii)     if the Bankruptcy Court does not enter the Bid Procedures Order on or prior to February 18, 2016; or

(iv)     if the Bankruptcy Court does not enter the Approval Order on or prior to March 31, 2016.

(e)          upon written notice by Merchant:

(v)     if Merchant is not in material breach of this Agreement and there has been a material violation or breach by Agent of any representation, warranty, covenant or agreement contained in this Agreement that (A) has rendered the satisfaction of any condition to the obligations of Merchant set forth in Section 10.2 impossible, (B) has not been waived by Merchant, and (C) is not capable of being cured or, if capable of being cured, is not cured in all material respects within seven (7) calendar days following receipt of notification thereof by Merchant; or

(vi)     if the Bankruptcy Court does not enter the Approval Order on or prior to March 31, 2016.

In the event that this Agreement is validly terminated as provided herein, then each of the Parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination; provided, however, that the provisions of Section 16 (including, without limitation, the Bid Protections) shall survive any such termination and shall be enforceable hereunder with the exception of the Bid Protections in the event of a termination pursuant to Section 16.10(e)(i) or 16.10(e)(ii); provided further, however, that nothing in this Section 16.10 shall be deemed to release any party from liability for any breach of its obligations under this Agreement; provided further that Agent’s sole and exclusive remedy in connection with any termination of this Agreement by reason of Merchant’s breach prior to the Sale Commencement Date shall be the right to enforce the Bid Protections as provided in this Agreement.

16.12.      Third Party Beneficiary. No provision herein shall (i) create any third party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Merchant, Agent or any other person, (ii) constitute or create, or be deemed to constitute or create, an employment agreement, (iii) constitute or be deemed to constitute an amendment to any employee benefits plan sponsored or maintained by Merchant, or (iv) alter or change the employment at-will status of any employee of Merchant or Agent.

16.13.     Break-Up Fee; Expense Reimbursement.

(a)     Subject to approval of the Bankruptcy Court in the Bidding Procedures Order, in consideration for Agent having expended considerable time and expense in connection with this Agreement and the negotiation thereof and the identification and quantification of the assets of Merchant and to compensate Agent as a stalking-horse bidder, in the event that this Agreement is terminated pursuant to Section 16.10(a) (as a result of Merchant’s failure to use diligent, commercially reasonable efforts to cause the Sale Commencement Date to occur as soon as practicable after the entry of the Approval Order), Section 16.10(e)(iii) (as a result of Merchant’s failure to use diligent, commercially reasonable efforts to cause the Approval Order to be entered prior to March 31, 2016), Section 16.10(c)(ii), Section 16.10(c)(iii) or Section 16.10(d)(i), Merchant shall pay and Agent shall receive, (1) in the event Merchant has designated a bidder for the going-concern sale of its business as the initial highest bidder as of the commencement of the Auction, a break-up fee equal to $180,000 or in the event that no such bidder for a going-concern sale has been designated as the initial highest bidder as of the commencement of the Auction, a breakup fee equal to $700,000 (the “Break-Up Fee”) plus (2) reimbursement of customary, reasonable documented third-party fees, costs and expenses, including legal fees, incurred by Agent in connection with this transaction in an aggregate amount not to exceed $100,000 (the “Cash Expense Reimbursement”, and together with the Break-Up Fee, the “Bid Protections”).

(b)     Subject to approval of the Bankruptcy Court, the Bid Protections shall have administrative expense claim status in the Bankruptcy Cases pursuant to Section 507 of the Bankruptcy Code, senior to all other administrative expense priority claims (including, without limitation, administrative claims and trustee commissions incurred after conversion to chapter 7) other than the DIP Carve Out (as defined in the DIP Credit Agreement), shall be secured by a first-priority lien on the Agent Collateral and any deposit posted by a Successful Bidder (the “Deposit”), solely to the extent of Merchant’s interest therein (which lien, for the avoidance of doubt, shall be senior to any lien or security interest in favor of the DIP Agent or any other lender under the DIP Credit Agreement and the Pre-Petition Credit Agreement and shall be deemed properly perfected without the need for further filings or documentation), and shall be paid in cash on the earlier of the closing of an Alternative Transaction or within three (3) business days after the termination hereof giving rise to such Bid Protections; provided, however, that in the event that this Agreement is terminated and Agent is entitled to Bid Protections hereunder but no Alternative Transaction has been approved by the Bankruptcy Court and consummated, the lien and administrative expense claim granted to Agent pursuant to this sentence shall be and remain subordinate to the liens, security interests and administrative expense claims of the DIP Agent, the DIP Lenders, the Pre-Petition Agent and the Pre-Petition Lenders, until the payment in full of all obligations of the Merchant to the DIP Agent, the DIP Lenders, the Pre-Petition Agent and the Pre-Petition Lenders under the DIP Credit Agreement, the Pre-Petition Credit Agreement and all related documents, instruments and agreements.  Agent shall have no right to, nor shall Merchant have any liability with respect to, the Bid Protections for any other reason.

(c)     The Bid Protections constitute liquidated damages and not a penalty and are the exclusive remedy of Agent for any termination of this Agreement pursuant to a termination provision under which either the Bid Protections are payable.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Agent and Merchant hereby execute this Agreement by their duly authorized representatives as of the day and year first written above.

MERCHANT:	HANCOCK FABRICS INC.

	By:	/s/ Dennis Lyons
		Name:	Dennis Lyons
		Title:	Senior Vice President and Chief Administrative Officer

AGENT:	GREAT AMERICAN GROUP WF, LLC

	By:	/s/ Scott K. Carpenter
		Name:	Scott K. Carpenter
		Title:	President, GA Retail

Exhibit 1
LIST OF STORES

See attached.

EXHIBIT 2.3(D)

FORM OF LETTER OF CREDIT

[NAME OF ISSUING BANK]

[ADDRESS]

Date:                                          , 2016

Irrevocable Standby Letter of Credit Number:

CO-BENEFICIARIES:

Hancock Fabrics, Inc.

One Fashion Way

Baldwyn, Mississippi 38824

Attn: Dennis Lyons, Senior Vice President & Chief Administrative

and

[Wells Fargo Bank, N.A]

[_______________]

[_______________]

Credit Number:

Opener’s Reference No:

To Whom it May Concern:

BY ORDER OF:       [AGENT’S NAME]

We hereby open in your favor our Irrevocable Standby Letter of Credit (this “Letter of Credit”) for the account of            (collectively, the “Agent”) for a sum or sums not exceeding a total of $           U.S. Dollars (          ) available by your draft(s) at SIGHT on OUR SELVES effective immediately and expiring at OUR COUNTERS on [__________] or such earlier date on which the Co-Beneficiaries shall notify us in writing that this Letter of Credit shall be terminated accompanied by the original Letter of Credit (the “Expiry Date”).

Draft(s) must be accompanied by the original Letter of Credit and a signed statement in the form attached hereto as Exhibit A signed by (a) an officer of Hancock Fabrics Inc. and [Wells Fargo Bank, N.A.] or (b) [Wells Fargo Bank, N.A.]. The amount available to be drawn by you under this Letter of Credit may be reduced from time to time by delivering to us a signed statement from the Co-Beneficiaries in the form attached hereto as Exhibit B.

If a drawing is received by ________________ at or prior to 1:00 p.m., Eastern time, on a Business Day, and provided that such drawing conforms to the terms and conditions hereof, payment of the drawing amount shall be made to the account designated by [Wells Fargo Bank, N.A.] in immediately available funds on the same Business Day. If, however, a drawing is received by ______________ after 1:00 p.m., Eastern time, and provided that such drawing conforms to the terms and conditions hereof, payment of the drawing amount shall be made to the account designated by [Wells Fargo Bank, N.A.] in immediately available funds on the next Business Day.

As used in this Letter of Credit “Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in _______________ are required or authorized to close.

Partial and/or multiple drawings are permitted. Draws may be made in person or by facsimile at: [NUMBER].

Each draft must bear upon its face the clause “Drawn under Letter of Credit No.                      dated                    , 20__ of [NAME AND ADDRESS OF ISSUING BANK].”

We will immediately notify each of you if any requested draw under this Letter of Credit does not conform to the terms contained herein.

Except so far as otherwise expressly stated herein, this Letter of Credit is subject to “International Standby Practices 1998.”

We hereby agree that drafts drawn under and in compliance with the terms of this Letter of Credit will be duly honored if presented to the above mentioned drawee bank on or before the Expiry Date.

Kindly address all correspondence regarding this Letter of Credit to the attention of our Letter of Credit Operations, [ADDRESS OF L/C DEPARTMENT OF ISSUING BANK], Attention: [NAME], mention our reference number as it appears above. Telephone inquiries can be made to                       at                      .

Very truly yours

Exhibit A

TO IRREVOCABLE LETTER OF CREDIT NO. ________________

Re: Drawing for Amounts Due to:

Ladies and Gentlemen:

I refer to your Letter of Credit No. ________ (the “Letter of Credit”). [The undersigned, duly authorized officers of Hancock Fabrics, Inc. and [Wells Fargo Bank, N.A.] (the “Co-Beneficiaries”), in their capacities as the Co-Beneficiaries of the Letter of Credit hereby certifies to you that:][ The undersigned, duly authorized officers of [Wells Fargo Bank, N.A.] (the “Co-Beneficiary”), in its capacity as a Co-Beneficiary of the Letter of Credit hereby certifies to you that:]

(i)       To the undersigned’s knowledge, [________________] has failed to make a payment when due of the Guaranteed Amount, or any portion thereof, or any Expenses of the Sale, as each such term is defined in that certain Agency Agreement, dated as of [____________], 2016 (the “Agency Agreement”), between Hancock Fabrics Inc. (the “Merchant”) and [____________] (the “Agent”). To the undersigned’s knowledge, Agent has been provided with the notice (if any) required under the Agency Agreement prior to this draw being made.

(ii)       The amount to be drawn is $______ (the “Amount Owing”).

(iii)       Payment is hereby demanded in an amount equal to the lesser of (a) the Amount Owing and (b) the face amount of the Letter of Credit as of the date hereof.

(iv)       The Letter of Credit has not expired prior to the delivery of this letter and the accompanying sight draft.

(v)       The payment hereby demanded is requested to be made in immediately available funds upon delivery of this certificate by wire transfer to the following account:

[___________________]

[___________________]

[___________________]

Further Credit to: [Account Title]

[Account No.]

IN WITNESS WHEREOF, I have executed and delivered this certificate as of this ___ day of ______, 2016.

Very truly yours,

By:
Name:
Title:

Exhibit B

IRREVOCABLE STANDBY LETTER OF CREDIT NO. _____________

Reduction of Face Amount:

Ladies and Gentlemen:

We refer to your Letter of Credit No. ______ (the “Letter of Credit”). The undersigned, duly authorized officer of Hancock Fabrics, Inc. and [Wells Fargo Bank, N.A.], in their capacities as co-beneficiaries under the Letter of Credit, hereby confirm to you that the face amount of the Letter of Credit shall be reduced from its original face amount to a new face amount of $________.

IN WITNESS WHEREOF, I have executed and delivered this certificate as of this __ day of ________, 20___.

Very truly yours,

HANCOCK FABRICS, INC.

By:
Name:
Title:

[WELLS FARGO BANK, N.A.]

By:
Name:
Title:

Exhibit 7.1
SALE GUIDELINES

The following procedures shall apply to any going-out-of-business or store closing sales (“Sales”) to the held at the stores (the “Stores”) of Hancock Fabrics, Inc. (the “Merchant”). All terms not herein defined shall have the meaning set forth in the Agency Agreement.

1.     The Sales may be conducted by the Agent, through its officers, employees, agents and/or through a consultant; provided the Agent’s engagement (and use of any consultant) has been authorized and approved by the Bankruptcy Court.

2.     The Sales shall be conducted during hours that are deemed appropriate by the Agent (irrespective of any operating hours restriction provision contained in any of the leases), provided, however, as to Stores located within enclosed shopping malls, the Agent shall abide by any applicable mall guidelines regarding operating hours, maintenance, security and trash removal. To the extent not inconsistent with these Sale Guidelines or any order of the United States Bankruptcy Court for the District of Delaware, the Agent shall comply with relevant lease provisions regarding the maintenance of insurance.

3.     The Sales shall be conducted in accordance with applicable state and local “Blue Laws,” and thus, where applicable, no Sales shall be conducted on Sunday unless the Merchant had been operating such Stores on a Sunday.

4.     The Agent shall not distribute handbills, leaflets or other written materials to customers outside of any stores’ premises, unless permitted by the lease. Otherwise, the Merchant may solicit customers in the stores themselves. The Agent shall not use flashing lights or any type of amplified sound to advertise the Sales or to solicit customers.

5.     At the conclusion of the Sales, the Agent shall vacate the stores in a broom-clean condition, and shall leave the stores in the same condition as on the commencement of the Sales, ordinary wear and tear expected; provided however, that the agent shall be authorized to leave Abandoned Property (defined below) in the Stores.

6.     No permanent fixtures may be removed without the applicable landlord’s written consent. No property of any landlord of a store shall be removed or sold during Sales. Furniture, fixtures and equipment not constituting property of the landlord may be sold to customers. The Agent may advertise the sale of furniture, fixtures and equipment consistent with the procedures provided in the Agency Agreement. With respect to Stores located within a shopping center, removal of other furniture, fixtures and equipment shall take place through service or other exits and corridors designated by the landlord and, in the case of enclosed shopping centers, before or after regular hours of the enclosed shopping centers. The Agent may abandon any of the Merchant’s trade fixtures or other materials of de minimis value (the “Abandoned Property”) not sold in the Sales at the store premises at the conclusion of the Sales.

7.     The Agent shall not conduct auctions at the stores.

8.     All display and hanging signs used by the Agent in connection with Sales shall be professionally lettered and all hanging signs shall be hung in a professional manner. The Agent shall not use the terms “bankruptcy court authorized,” “bankruptcy court approved,” or “court ordered” or “chapter 11 sale” in any signs used by the Agent in connection with the Sales. The Agent shall not use neon or “day-glo” signs. Furthermore, with respect to enclosed mall locations: (i) no exterior signs shall be used, nor shall signs be used in the common area of an enclosed mall; provided, however, exterior signs may be posted at a Store to the extent such Store has a direct entrance from the parking lot and the posting of exterior signs is not otherwise prohibited by the lease or other agreement with the landlord; (ii) interior signs shall be no larger than 3’ x 5’ with no more than twelve (12) hanging signs per 1000 feet of retail space; (iii) interior signs shall be set back from the window at least one foot and signs in windows shall be no greater in size than 36” x 60”; and (iv) no more than three 3’ x 15’ interior banner signs may be placed inside the store, except to the extent that stores are in excess of 10,000 square feet, in which case three 3’ x 15’ interior banner signs may be placed in each 10,000 square feet of such store. Nothing contained herein shall be construed to create or impose any additional restrictions not contained in the applicable lease agreement. The Agent shall be permitted to utilize exterior banners at non-enclosed mall stores, provided however such banners shall not be wider than the storefront of the store and shall be located or hung as to make clear that the Sale is being conducted at the store.

9.     Unless the print media requires the bankruptcy case number, the Agent may (but are not required) to only use the terms “Going Out of Business Sale,” “Liquidation Sale,” “Total Liquidation Sale” or “Store Closing Sale” as applicable, to advertise the Sales in the stores.

10.     The Agent may use street signage and sign walkers as they deem appropriate; provided, however, that sign walkers shall not be used on the landlord’s property.

11.     If Sales are to be considered “final,” conspicuous signs shall be posted in each of the affected stores to the effect that all sales are “final.”

12.     No alterations shall be made to the stores, except as authorized pursuant to the affected lease. The hanging of exterior banners or other signage shall not constitute an alteration to a store.

13.     The Agent shall keep store premises and surrounding area clear and orderly, consistent with present practices.

14.     The landlords of the stores shall have reasonable access to the store premises upon conclusion of the Sales solely for the purpose of dressing store windows to minimize the appearance of a dark store.

15.     The Agent shall designate a representative to be contacted by landlords should an issue arise concerning the conduct of the Sales.